Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.: 1-13647

Dollar Thrifty Transaction Dollar Thrifty Automotive Group, Inc.

Hertz. Forward Looking Statements This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Hertz Global Holdings, Inc.'s ("Hertz") current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (5) the industry may be subject to future risks that are described in SEC reports filed by Hertz and Dollar Thrifty Automotive Group ("Dollar Thrifty"). Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz and Dollar Thrifty. Hertz and Dollar Thrifty assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Additional Information About the Merger Hertz and Where to Find it In connection with the proposed merger, Hertz and Dollar Thrifty will file relevant materials with the SEC, including one or more registration statement(s) that are expected to contain a prospectus of Hertz and a proxy statement of Dollar Thrifty. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Hertz, Dollar Thrifty and the Merger. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and Dollar Thrifty, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz's internet website at www.hertz.com or by contacting Hertz's Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty's internet website at www.dtag.com or by contacting Dollar Thrifty's Investor Relations Department at 918-669-2119. Hertz, Dollar Thrifty, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9,2010. Information about the directors and executive officers of Dollar Thrifty is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Hertz. Transaction Terms and Structure Transaction has an equity purchase price of $1.3 billion with $956 million of cash consideration $41.00 per share purchase price Equity value of $1.3 billion Corporate Enterprise Value of $932 million Gross Enterprise Value of $1.9 billion Dollar Thrifty's existing fleet debt will be rolled over ($1.6 billion) Dollar Thrifty's corporate term loan will be paid down ($158 million) One-time $200 million pre-merger dividend will reduce cash consideration Total cash consideration of $756 million post dividend Hertz equity of $317 million (inclusive of 6.4 million shares converted from DTG's in-the-money options) Intend to fund cash portion with existing liquidity

Highly Complementary Brands Hertz Premier global brand Leading car rental provider in U.S. and Europe - #1 worldwide general use car rental brand - Strong premium brand in business and leisure sectors of the U.S. market - Best-in-class service reputation - Approximately 8,200 locations One of the largest equipment rental operators in U.S. and Canada combined based on 2009 revenues - Diversified revenue mix - Approximately 325 locations FY2009 Financial Summary - Revenues of $7.1 billion - Gross EBITDA of $2.9 billion - Corporate EBITDA of $980 million Dollar Thrifty Automotive Group, Inc. Well positioned "value" player in the U.S. market Significant on-airport position and infrastructure - 12% of all airport revenues - Strong share of value rentals at certain key leisure airports - Strong partnerships with tour operators and travel agencies Approximately 1,558 locations - 298 corporate-owned locations - 1,260 franchisee locations (in 81 countries) FY2009 Financial Summary - Revenues of $1.5 billion - Gross EBITDA of $609 million - Corporate EBITDA of $99 million

Hertz

# A Multi-Brand Rental Car Leader

- **Hertz will be able to enhance its portfolio with a "mid-tier value" brand and will achieve stronger mid-tier value airport brand presence**

## Hertz

- Premium global brand competing with Avis, National
- Corporate, higher-end leisure, special occasions
- High service, higher-end fleet mix
- Making inroads in Off-Airport segment historically dominated by Enterprise

**PREMIUM**

## Dollar Thrifty Automotive Group, Inc.

- Middle market airport brands competing with Enterprise, Budget, Alamo
- Value proposition emphasizing lower price but consistently delivering essential services (speed, reliability)
- Consider dual brand operationally, but keep separate for marketing, positioning, e.g., separate websites

**MID-TIER VALUE**

## Advantage Rent A Car

- Flanker airport brand to compete for economy leisure business against Payless, Fox, etc.
- Lower price proposition for price-focused leisure customers
- Reliable, clean cars, but fewer service attributes

**DEEP VALUE**

## Connect by Hertz

- Next generation car rental in urban, university and corporate markets; significant scalability
- Competes against Zipcar, Enterprise, and international companies
- Platform for future, green rental concepts (e.g., electric cars)
- High-tech, high-touch customer service model

**ADJACENT**

H1094-DTG-5/10- 6

Hertz Significant Strategic and Financial Benefits Strategic Rationale Gain instant scale in middle tier sector with established brand and airport infrastructure Allows Hertz to pursue aggressive value strategy without risking dilution to Hertz brand Provides Hertz with multiple strategic options to address leisure business and compete with multi-brand peers in all tiers of the market At least $180 million of annual run-rate synergies expected Key areas of cost reduction / operational improvement include - Procurement: significant portion of Dollar Thrifty's spend is decentralized - IT: overlapping systems and future capital spend - Fleet: benefit from fleet sharing and reduced cap. cost - Public company costs 20% equity used to maintain strong credit profile Earnings accretive Significant Synergy Potential Positive Financial Impact ($ in millions) As of December 31, 2009 Hertz Standalone Hertz Pro Forma Total Corp. Debt/Corp. EBITBA 4.8x 4.4x Total Corp. Debt/Corp. EBITDA (w/syn) 3.7x Total Debt/Gross EBITDA 3.6x 3.4x Total Debt/Gross EBITDA (w/syn) 3.2x

Hertz's View on the Difficulties of an Hertz Avis-Budget and Dollar-Thrifty Transaction Avis-Budget has not made an offer Dollar-Thrifty board must determine if Avis-Budget offer is "superior proposal" - Price alone will not be deciding factor Dollar-Thrifty will owe approximately $50 million in break up fees and expenses A potential transaction with Avis-Budget may also pose additional antitrust risk - Premium brands: Hertz, Avis, National - National value brands: Budget, Dollar,Thrifty, Alamo/Enterprise - Avis-Budget transaction will control roughly 50% of value segment, leaving only 2 major players Avis-Budget transaction may also raise additional risks - Potential difficulties in securing Avis-Budget's shareholder support if needed - Potential difficulties in raising any necessary external financings A transaction with Hertz does not raise such antitrust and other risks